                                                                 EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                           Fiscal Years Ended in December

                               (Thousands of Dollars)

                               2004      2003      2002      2001      2000
                               ----      ----      ----      ----      ----
Earnings available for
  fixed charges:
  Net earnings (loss)      $ 195,977   157,664  (170,674)   59,732  (144,631)
  Add:
   Cumulative effect of
    accounting change              -    17,351   245,732     1,066         -
   Fixed charges              43,890    68,467    99,209   126,323   135,302
   Taxes on income            64,111    69,049    29,030    35,401   (81,355)
                             -------   -------   -------   -------   -------
    Total                  $ 303,978   312,531   203,297   222,522   (90,684)
                             =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term
   debt                    $  27,813    44,461    69,480    86,244    74,206
  Other interest charges       3,205     6,413     8,019    17,444    40,215
  Amortization of debt
   expense                       680     1,588     1,843     3,031     1,724
  Rental expense representa-
   tive of interest factor    12,192    16,005    19,867    19,604    19,157
                             -------   -------   -------   -------   -------
    Total                  $  43,890    68,467    99,209   126,323   135,302
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                        6.93      4.56      2.05      1.76     (0.67)
                             =======   =======   =======   =======   =======